Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2006	2007	2008	2009	2010	Nine months ended September 30, 2011
Earnings:
Income from continuing operations before taxes	$18.6	$79.5	$90.0	$35.5	$73.8	$78.5
Deduct: Equity earnings net of dividends	(0.3)	(0.2)	(0.6)	(0.8)	—	0.2
Deduct: Pre-tax income of noncontrolling interests	1.9	3.1	0.8	3.4	0.5	0.6
Add: Fixed charges	69.4	55.5	53.5	71.6	40.3	30.7

Earnings as defined	$86.4	$132.1	$143.3	$104.5	$113.6	$108.4

Fixed charges:
Interest expensed	$61.3	$45.9	$41.4	$58.7	$27.1	$20.3
Interest capitalized	0.2	0.3	—	—	—	—
Other	—	—	0.4	0.5	—	—

Rents	26.1	31.1	39.0	41.5	42.5	33.6
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	8.1	9.6	12.1	12.9	13.2	10.4

Total fixed charges	$69.6	$55.8	$53.9	$72.1	$40.3	$30.7

Ratio of earnings to fixed charges	1.24	2.37	2.66	1.45	2.82	3.53